Exhibit 1

Westpac GROUP

Media Release

13 NOVEMBER 2014

GAIL KELLY TO RETIRE AND BRIAN HARTZER TO BECOME WESTPAC GROUP CEO

The Chairman of Westpac Banking Corporation, Lindsay Maxsted, today announced that Gail Kelly has decided to retire as Chief Executive Officer on 1 February 2015. The Westpac Board has appointed Brian Hartzer to succeed Mrs Kelly as the Group's CEO.

Mr Hartzer is currently Chief Executive, Australian Financial Services, responsible for the Westpac Group's retail, business banking and wealth businesses, including Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Brian has more than 25 years' experience in financial services. Before joining Westpac in 2012, he was Royal Bank of Scotland (RBS) Chief Executive Officer UK Retail, Wealth and Ulster Bank. Mr Hartzer was previously a senior executive at ANZ, including its Chief Executive Officer, Australia, covering that bank's domestic retail, commercial banking and wealth management businesses.

Mr Maxsted said: "On behalf of the Board I want to thank and acknowledge Gail's leadership and outstanding contribution to Westpac.

"Gail is one of Australia's most successful CEOs. She was appointed as the Global Financial Crisis was unfolding and her leadership and dedication has seen Westpac emerge a stronger and better company. During her tenure the value of the company has more than doubled, with market capitalisation increasing from just under $50 billion to around $104 billion.

"Gail drove the successful merger with St.George, which saw the Group strengthen its position in retail banking and in wealth.

"At the same time, she reset the organisation's focus on customer service and revitalised Westpac's branch network through Westpac Local. Her leadership galvanised the Group's divisions to work together as one team, ensuring the best outcome for customers across their total financial services needs.

"Gail's passion for people has resulted in the development of a diverse and highly engaged workforce. She has personally driven the growth of women in senior executive roles, mature aged workers and those who work part-time.

"One of Gail's many strengths has been her development of an outstanding executive team. This nurturing of talent has not only enabled the Board to choose an internal candidate for succession, it sets the Group up for success beyond her tenure.

"Gail leaves the Group in strong shape, and well placed to compete in the next phase of our strategy," Mr Maxsted said.

Mrs Kelly said: "It has been a great honour for me to be the CEO of this wonderful company. It has been an amazing seven years, during which time Westpac has fundamentally transformed and grown.

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WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac bankSA St.George BT Financial Group RAMS Bank of Melbourne

Westpac GROUP

"I am very proud of how we tackled the stresses and challenges of the Global Financial Crisis, supporting our customers while at the same time materially strengthening our balance sheet. I am also very pleased with our successful merger with St.George. We now have a strong set of customer-centred brands, all performing well and setting us apart from our competitors. Most of all, I am proud of our people and the way they support our customers, each other and the community, every day.

"As our recent results show, the Westpac Group is very well positioned with strong momentum and a high quality team. This is an excellent time to hand the reins to our next CEO, who will take the Group through to our bicentennial celebrations and beyond.

"I'm delighted Brian Hartzer has been appointed to the role. Brian and I have worked closely during the past two and a half years. He is a proven leader and a wonderful fit for the Westpac culture. This is an exciting time for the Group," she said.

Mr Maxsted said having assessed the market both locally and globally, Mr Hartzer was the right person to succeed Mrs Kelly.

"Brian is a world class executive who brings to the role a deep knowledge of banking and financial services, both in Australia and globally.

"Under his leadership AFS has delivered outstanding results, achieving compound earnings growth of 10% over three years, while reducing the division's cost to income ratio by almost two and a half percentage points.

"Brian's passion for customers and people is evident in everything he does, with AFS making significant headway in customer satisfaction and employee engagement under his stewardship.

"He has ensured that AFS has a clear strategy and strong management team. He is an inclusive leader who has demonstrated an innate ability to unite people behind a common purpose.

"Importantly, Brian has the experience, skills and energy to continue Westpac's strong financial performance as well as engage effectively with all stakeholders including customers, employees, investors and regulators."

Mr Hartzer said: "It is a great privilege to be chosen to lead the Westpac Group. It is an exciting time for the organisation as we are poised to become the first Australian company to enter our third century in business.

"Gail leaves a first class organisation. Westpac has a proud history of helping customers and supporting the economic development of the country. I intend to strengthen that leadership by making Westpac one of the world's great service businesses, pushing the boundaries in digital transformation, and delivering strong results so that we are the best performing bank in the region."

A biography is set out in Attachment One. The key terms of Mr Hartzer's employment agreement are set out in Attachment Two.

For Further Information

Samantha Stevens
Head of External Affairs
T. 02 8219 8512
M. 0400 693 915

Carolyn McCann
General Manager, Corporate Affairs & Sustainability
T. 02 8254 3560
M. 0411 014 126

Andrew Bowden
Head of Investor Relations
T. 02 8253 4008
M. 0438 284 863

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WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac bankSA st.george BT Financial Group RAMS Bank of Melbourne

Westpac GROUP

Attachment One: Biographical Details: Brian Hartzer



Brian Hartzer, aged 47, will become Westpac Group Chief Executive Officer, commencing 2 February 2015.

Brian joined Westpac in 2012 as Chief Executive, Australian Financial Services (AFS) encompassing Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group. He also has responsibility for the division's banking products, marketing and risk management.

In 2014, AFS delivered a 12% growth in cash earnings supported by improved growth, solid margins and lower impairment charges. All AFS businesses delivered double digit earnings growth for the year.

Significant progress was also made across non-financial metrics including St.George and Westpac Retail & Business Banking leading the major banks for consumer and business customer satisfaction, while customer complaints fell 27% due to a focus on addressing the root causes of customer concerns. AFS employee engagement, at 88%, is above the global high performing norm.

With more than 25 years in financial services, Brian's career has included responsibility for retail, commercial banking and wealth management businesses across four continents.

He started his career at First Manhattan Consulting Group in New York, where he spent 10 years as a strategy consultant to financial services organisations.

In 1994, he moved to Australia to work on a variety of strategic projects for ANZ, including a secondment as head of Consumer Marketing. He returned to San Francisco with First Manhattan in 1997, before moving back to Australia in 1999 to join ANZ full time as Managing Director of the Group's Consumer Finance Division, which included the Bank's credit card, merchant services and personal loan businesses.

In 2004, Brian was appointed Group Managing Director Personal Division for ANZ, which comprised the Bank's Retail Banking, Regional & Rural Banking, Consumer Finance, Mortgages, Investment & Insurance Products and Banking Products businesses. During this period ANZ launched its 'More Convenient Banking' strategy and was recognised internationally for the progress it made on improving customer service quality and staff engagement.

In 2008, Brian was appointed Chief Executive Officer Australia, covering all of ANZ's domestic retail and commercial banking businesses, and strategy lead for the Group's retail and wealth management businesses across Australia, New Zealand, Asia, and the Pacific.

In 2009, Brian joined the Royal Bank of Scotland in the UK as Chief Executive Officer UK Retail, Wealth, and Ulster Bank and was a member of the Group Executive Committee. In this role Brian was responsible for rebuilding the Bank's core Natwest and RBS retail franchises, its global Coutts Private Banking business, and the restructure of its Irish Ulster Bank subsidiary.

Brian grew up in Connecticut, USA and completed his Bachelor of Arts in European History (Summa Cum Laude) at Princeton University. He is also a Chartered Financial Analyst. Brian is an Australian citizen.

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WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac bankSA st.george BT Financial Group RAMS Bank of Melbourne

Westpac GROUP

Attachment Two: Summary of Key Terms of Employment Agreement

A summary of the material terms and conditions of the employment agreement entered into with Brian Hartzer are:

1. Appointment and Commencement Date

Mr Hartzer has been appointed to the position of Managing Director and Chief Executive Officer commencing on 2 February 2015 (Commencement Date).

2. Term

The appointment is ongoing with no fixed term. The termination rights of Westpac and the Executive are set out below.

3. Remuneration

There are three components of Mr Hartzer's remuneration:

- *Fixed package*

  An initial base salary of $2,686,000 (including salary, superannuation contributions and salary sacrificed benefits) which will be reviewed annually.

- *Short-term incentive*

  Mr Hartzer will be eligible to receive an annual short term incentive (STI). The initial STI target will be $2,686,000 and will be pro-rated for the period from the Commencement Date to 30 September 2015. The STI target will be reviewed annually by the Board.

  The Board will determine an annual STI payment between 0% and 150% of target, depending on individual and Group business results. The Board will also determine the proportion of any award to be deferred (currently 50% of each award is deferred) and the period(s) of deferral (currently two equal tranches are deferred for 1 and 2 years respectively). Deferred STI may be paid in shares (subject to shareholder approval at the 2015 AGM) or cash.

- *Long term incentive (LTI)*

  Mr Hartzer will be eligible to receive an annual long term incentive award (LTI). The initial LTI award will be $2,528,000 and will be pro-rated for the period from the Commencement Date to 30 September 2015. The initial grant will be provided in share rights (subject to shareholder approval at the 2015 AGM) or cash, and vesting will be subject to the satisfaction of performance hurdles that are explained in Westpac's 2014 Annual Report. Future LTI grants (and the terms of those grants) will be reviewed annually by the Board.

The provisions of Mr Hartzer's existing employment agreement, including his existing STI and LTI targets in his capacity as Chief Executive, Australian Financial Services will continue to operate prior to the Commencement Date and will be pro-rated for the period from 1 October 2014 to the Commencement Date.

4. Termination Provisions

Both Mr Hartzer and Westpac may provide notice of termination by providing 12 months' notice. Westpac can make a payment in lieu of notice (calculated on fixed package). Westpac also has the ability to terminate his employment immediately for serious breach and similar reasons.

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WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac bankSA st.george BT Financial Group RAMS Bank of Melbourne

Group logo.jpgLogo line up.jpgIn the event of termination by Westpac with notice, on retirement (which requires 12 months’ notice) or in certain circumstances following a change of control, Westpac will pay pro-rata STI in respect of the period of the relevant performance year worked, subject to approval by the Board. 5. Post-Employment restraints Mr Hartzer will be subject to an obligation not to compete with Westpac in Australia or New Zealand for 12 months following termination of employment for any reason.